Exhibit 22.1

The following subsidiaries of Thomson Reuters Corporation (“TRC”) will be the issuer or guarantors of debt securities under the indenture to be entered into between TRC, as parent guarantor, and the subsidiaries listed below.

Subsidiary Registrant	Issuer/Guarantor
TR Finance LLC	Issuer
Thomson Reuters Applications Inc.	Guarantor
Thomson Reuters (Tax & Accounting) Inc.	Guarantor
West Publishing Corporation	Guarantor

The following subsidiaries of TRC will be the guarantors of debt securities under the indenture to be entered into between TRC, as issuer, and the subsidiaries listed below.

Subsidiary Guarantor
Thomson Reuters Applications Inc.
Thomson Reuters (Tax & Accounting) Inc.
West Publishing Corporation